Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 investors@rrsat.com	External Investor Relations Contacts: Ehud Helft / Kenny Green Tel: 1 646 201 9246 rrsat@ccgisrael.com

For Immediate Release

RRSAT PRESENTS RECORD REVENUE OF $25.9 MILLION AND RECORD
NET INCOME OF $4.3 MILLION IN FIRST QUARTER 2010
------
Net Income increases by 42%

First Quarter 2010 Highlights
▪	Revenues for the first quarter increased 15.8% reaching $25.9 million
▪	Backlog as of March 31, 2010 at $165.2 million
▪	Fourteen new contracts; eight with existing clients, six with new clients
▪	Second quarter revenue guidance of $26.4 - $27.4 million

RE’EM, Israel – May 10, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the first quarter of 2010.

First Quarter 2010 Results:
Revenues for the first quarter of 2010 totaled $25.9 million, an increase of 15.8% compared to $22.3 million in the first quarter of 2009.

Backlog of signed agreements, as of March 31, 2010, was at $165.2 million, including $63.7 million of revenues expected to be recognized in the remainder of 2010, compared to a backlog of $167.6 at the end of the previous quarter.  The decrease is mainly attributed to the weakness of the Euro versus the US Dollar during the quarter, which was partially offset by an increase in new contracts and the extension of existing contracts.

Operating income for the first quarter of 2010 totaled $3.8 million compared to $4.6 million in the first quarter of 2009 and to $2.2 million in the previous quarter.

Net income on a GAAP basis for the first quarter of 2010 was $4.3 million, a 42% increase from $3.0 million in the first quarter of 2009.  Adjusted Net Income was $2.6 million for the quarter, compared to $2.8 million in the first quarter of 2009. Net income per diluted share on a GAAP basis for the quarter was $0.24, compared to $0.17 in the first quarter of 2009.  Adjusted net income per diluted share, totaled $0.15, compared to $0.16 in the first quarter of 2009.

Adjusted EBITDA for the first quarter of 2010 totaled $5.4 million, compared to $6.0 million in the first quarter of 2009.

Cash, cash equivalents and marketable securities as at March 31, 2010 was $40.1 million, compared with $47.5 million as at December 31, 2009.  The difference in the cash balance was mainly attributed to the $4 million the company paid out in dividends to its shareholders during the first quarter, $3.5 million invested in capital expenditures and a negative operating cash flow of $0.3 million.

Guidance for second quarter revenue is in the range of $26.4 - $27.4 million.  For 2010, revenue guidance remains unchanged in the range of $107 - $110 million.

David Rivel, CEO of RRsat commented, “We are pleased with our results and believe that our strategy -- to become the largest broadcasting and play-out service provider for content providers -- will produce further positive developments.  We have identified four key areas to support our strategy: 1) further strengthen our position in our legacy market of mid and small sized customers/broadcasters; 2) increase our penetration into the major broadcasters’ market, which we have already started in 2009 and in the first quarter of 2010; 3) continue to evaluate M&A possibilities to compliment our business; and 4) further enhance our infrastructure.”

Mr. Rivel continued, “So far, we have seen significant advances to support our strategy.  We signed a distribution agreement with FOX Sports to distribute FOX Sports' content to Europe, the Middle East and North Africa via the Eurobird-9 satellite.  We also signed an agreement to distribute Nickelodeon, part of the MTV Network, to Central and Eastern Europe.  This represents only the initial stages of our penetration strategy, which we believe provides significant growth potential.  We are seeking to continue expanding our services and to add new channels for these customers, as well as other major broadcasters with whom we are in the process of building and expanding relationships,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, May 10, 2010 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO, Mr. Gil Efron, CFO, and Mr. Lior Rival, VP Sales and Marketing will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
Israel Dial-in Number: 03 918 0609
International Dial-in Number:  +972 3 918 0609
at:
9:00 am ET; 6:00 am PT; 2:00 pm UK time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. The link to the replay will be accessible from RRsat’s website at: www.rrsat.com.To access the telephone replay dial one of the following numbers: 1-888-782-4291 (US) and +972 3 925 5900 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease. Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, other income (expenses), net, and adding non-cash equity-based compensation charge, depreciation and amortization.  Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors' understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary "RRsat Global Network," composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 545 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, and (iv) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009

Revenues	$25,858	$22,321	$93,687

Cost of revenues	18,577	14,767	64,548

Gross profit	7,281	7,554	29,139

Operating expenses

Sales and marketing	1,570	1,367	5,554

General and administrative	1,941	1,610	8,391

Total operating expenses	3,511	2,977	13,945

Operating income	3,770	4,577	15,194

Interest and marketable securities income	157	249	639

Currency fluctuation and other financing expenses, net	(679)	(133)	299

Changes in fair value of embedded currency conversion derivatives	2,277	443	(1,326)

Other income, net	-	22	26

Income before taxes on income	5,525	5,158	14,832

Income taxes	(1,279)	(2,164)	(3,254)

Net income	$4,246	$2,994	$11,578

RRsat Global Communications Network Ltd. and its subsidiaries Reconciliation of Adjusted Net Income and Adjusted EBITDA in thousands

	Three months ended
	March 31	March 31
	2010	2009
Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$4,246	$2,994
Non-cash equity-based compensation charge	106	104
Changes in fair value of embedded currency conversion derivatives	(2,277)	(443)
Change in deferred tax on embedded derivatives	569	115
Adjusted net income	$2,644	$2,770

Adjusted net income per diluted ordinary share	$0.15	$0.16

Reconciliation of Net Income to Adjusted EBITDA:

Net income - as reported	$4,246	$2,994
Interest and marketable securities income	(157)	(249)

Currency fluctuation and other financial expenses, net	679	133
Changes in fair value of embedded currency conversion derivatives	(2,277)	(443)
Income tax expense	1,279	2,164

Non-cash equity-based compensation charge	106	104
Depreciation and amortization	1,501	1,312
Adjusted EBITDA	$5,377	$6,015

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	March 31	December 31
	2010	2009
Current assets
Cash and cash equivalents	$16,376	$14,941
Short term deposits	3,000	9,900
Marketable securities	20,745	22,708
Accounts receivable:
Trade (net of provision for doubtful accounts of $4,611
and $4,484 as of March 31, 2010 and December 31, 2009 respectively)	19,414	16,765
Other	818	559
Fair value of embedded currency conversion derivatives	2,480	1,703
Deferred taxes	983	1,507
Prepaid expenses	1,550	1,984
Total current assets	65,366	70,067

Deposits and long-term receivables	1,471	1,030

Long term prepaid expenses	7,763	7,787

Deferred taxes	505	505

Assets held for employee severance payments	1,736	1,664

Fixed assets, at cost, less accumulated depreciation and amortization	31,498	29,119

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,137	1,215

Total assets	$113,210	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	March 31	December 31
	2010	2009
Liabilities and shareholders’ equity

Current liabilities
Accounts payable:
Trade	$12,945	$11,275
Other	1,740	2,255
Fair value of embedded currency conversion derivatives	500	2,000
Related parties	-	4
Deferred income	6,986	8,326

Total current liabilities	22,171	23,860

Long - term liabilities
Deferred income	5,777	6,731
Liability in respect of employee severance payments	1,887	1,699
Deferred taxes	932	888

Total long - term liabilities	8,596	9,318

Total liabilities	30,767	33,178

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of March 31, 2010 and December 31, 2009; 17,326,716
shares issued and fully paid as of March 31, 2010
and December 31, 2009)	40	40
Additional paid in capital	52,627	52,521
Retained earnings	29,690	29,407
Accumulated other comprehensive income (loss)	86	(25)

Total shareholders’ equity	$82,443	$81,943

Total liabilities and shareholders’ equity	$113,210	$115,121

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009

Cash flows from operating activities
Net income	$4,246	$2,994	$11,578
Adjustments required to reconcile net income to net cash provided by operating activities

Depreciation and amortization	1,501	1,312	5,584
Provision for losses in account receivable	127	174	2,421
Deferred taxes	531	(4)	(1,346)
Discount accretion and premium amortization
of held- to- maturity securities, net	(9)	47	299
Discount accretion and premium amortization
of available- for- sale securities, net	(93)	(89)	(396)

Changes in liability for employee severance payments, net	116	85	(38)
Capital gains on sale of fixed assets, net	-	(22)	(26)
Stock- based compensation	106	104	415
Changes in fair value of embedded currency conversion derivatives	(2,277)	(443)	1,326

Profit from trading securities, net	(49)	(96)	(340)

Changes in assets and liabilities:

Increase in account receivable - trade	(2,776)	(2,427)	(7,959)
Increase in related parties, net	(4)	(8)	(21)
Increase in account receivable - other	(259)	(164)	(142)
Decrease (increase) in prepaid expenses	434	(176)	(594)
Increase (decrease) in deposits and long-term receivables	(441)	1	761
Increase in account payables	809	2,322	2,504
Increase (decrease) in deferred income	(2,294)	(1,121)	2,928

Net cash provided by (used in) operating activities	$(332)	$2,489	$16,954

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont'd)

In thousands

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009

Cash flows from investing activities
Investment in fixed assets	$(3,432)	$(2,209)	$(7,955)
Investment in other assets	-	-	(161)
Proceeds (investment) in short term deposits	6,900	(3,909)	(9,900)
Investments in securities available- for- sale	(316)	(5,542)	(16,804)
Decrease (increase) in trading securities, net	11	50	(13)
Proceeds from securities available- for- sale	2,539	-	1,846
Proceeds from securities held to maturity	28	3,198	4,652
Proceeds from sale of fixed assets	-	51	53

Net cash provided by (used in) investing activities	$5,730	$(8,361)	$(28,282)

Cash flows from financing activities
Dividend paid	$(3,963)	$-	$(8,480)
Net cash used in financing activities	$(3,963)	$-	$(8,480)

Increase (decrease) in cash and cash equivalents	$1,435	$(5,872)	$(19,808)

Balance of cash and cash equivalents at beginning of period	14,941	34,749	34,749

Balance of cash and cash equivalents at end of period	$16,376	$28,877	$14,941

A. Non-cash transactions

Investment in fixed assets	$1,025	$390	$679

B. Supplementary cash flow information

Income taxes paid	$1,050	$1,585	$5,208